Exhibit (a)(5)

April 23, 2012

Re: Northland Cable Properties Seven Limited Partnership (“NCP-Seven”)

Dear Limited Partner:

The proposal described in the February 16, 2012 NCP-Seven proxy statement was approved at the April 17, 2012 special meeting of limited partners by the holders of a majority of the partnership’s outstanding limited partnership units. The proposal to sell one or more of NCP-Seven’s cable systems up to and including the sale of substantially all of NCP-Seven’s assets for cash to Northland Cable Television, Inc., Charter Communications, LLC, and TruVista Communications of Georgia, LLC was approved by approximately 67.93 percent of the outstanding limited partnership units (or approximately 93.26 percent of the units voted.) Thus, in accordance with the provisions described in the NCP-Seven proxy statement, the partnership will proceed with the sale of its cable systems to the aforementioned three separate entities for cash in the amount of $17,300,000.

The initial cash distribution to limited partners resulting from this sale is anticipated to occur as soon as practicable following the closing of all three transactions which is estimated to occur late May, 2012. The balance of distributions in a holdback escrow account will be made to limited partners in two additional payments in accordance with the proxy statement. Upon completing the sale of all of NCP-Seven’s operating systems, we will commence winding up the partnership. A liquidating trust will be created to distribute all remaining proceeds.

We look forward to bringing Northland Cable Properties Seven Limited Partnership to its conclusion. Should you have any questions with regard to your investment, please contact our Investor Relations Department at (206) 621-1351.

Sincerely,

Northland Communications Corporation,
Managing General Partner of Northland
Cable Properties Seven Limited Partnership

/s/ Richard I. Clark
Richard I. Clark
Executive Vice President